Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer +31 20 655 9670 khelming@aercap.com

Peter Wortel Investor Relations +31 20 655 9658 pwortel@aercap.com

PRESS RELEASE	For Media: Frauke Oberdieck Corporate Communications +31 20 655 9616 foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter Financial Results

Amsterdam, Netherlands; August 12, 2014 - AerCap Holdings N.V. (“AerCap,” the “Company” or “us”) (NYSE: AER) today announced that its adjusted net income was $212.4 million for the second quarter of 2014. Adjusted earnings per share were $1.29 for the second quarter of 2014, an increase of 118% over the second quarter of 2013.

ILFC Acquisition
On May 14, 2014, AerCap completed the acquisition of International Lease Finance Corporation ("ILFC") from American International Group, Inc. ("AIG"). The results of ILFC have been consolidated in AerCap Holdings N.V.'s income statement and cash flow statement for the second quarter as of May 14, 2014, the completion date.

Operational Update

●	ILFC integration activities are on track: smooth day one transition and end-state organization has been designed with a clear path to execution.

●	Net spread for the second quarter was a 5-year high of 10.1%.

●
As of June 30, 2014, we had committed to purchase 350 aircraft with scheduled delivery dates up to 2022. Over 90% of our committed aircraft purchases delivering 2014 through December 2016 and approximately 50% of our committed aircraft purchases delivering 2014 through 2022 are placed, either under lease contract or a letter of intent.

●	We executed 122 aircraft transactions during the second quarter of 2014.

●	Targeted aircraft sales of ~$1 billion per year on average are ahead of plan: ~$2 billion completed since the ILFC transaction announcement in December 2013.

●	90% of the ILFC aircraft have been transferred to our existing operations in Ireland.

●
Available liquidity of $6.5 billion as of June 30, 2014. Since the announcement of the transaction $7 billion of funding has been raised: unsecured revolver, term loan and ILFC acquisition related take-out financing.

Aengus Kelly, CEO of AerCap, commented: “We are very pleased with our financial results and the ongoing ILFC integration process, as evidenced by the numbers. Our net spread of 10% is running at a 5-year high with fleet utilization of approximately 99%. Further, we have placed 50% of our committed aircraft purchases through 2022. We have also far exceeded our aircraft sales target by $1 billion, resulting in a robust liquidity profile. Finally, the ILFC asset migration to our Irish operations is ahead of schedule. From these figures, I am extremely proud of the entire AerCap/ILFC team who are working diligently to integrate the combined operations which we anticipate will be completed in 2015.”

Second Quarter Highlights

●	The adjusted debt to equity ratio increased to 3.7 to 1 at June 30, 2014, from 2.6 to 1 for the same period in 2013, reflecting our acquisition of ILFC.

●	We executed $3 billion of financing transactions, including the previously announced private placement of $2.6 billion of notes for the ILFC acquisition related take-out financing.

●	During the second quarter of 2014, we purchased ten aircraft with a total value of $0.7 billion.

●	Our fleet utilization rate was 98.8% for the second quarter of 2014. The average age of the owned fleet as of June 30, 2014 was 7.6 years and the average remaining contracted lease term was 5.5 years.

●
We completed the sale of 100% of the class A common shares in Genesis Funding Limited (GFL), an aircraft securitization vehicle with a portfolio of 37 aircraft with an average age of 13 years valued at approximately $750 million.

●	Subsequent to the second quarter of 2014, we exercised an option to purchase 50 A320neo family aircraft from Airbus.

Purchase Accounting

The financial statements for AerCap Holdings N.V. reflect the fair value of the assets acquired, the liabilities assumed, and non-controlling interest from ILFC based upon preliminary valuations. The most significant areas include flight equipment, the forward order book, outstanding debt, and maintenance rights asset.

The impact on the purchase price from the significant increase in AerCap’s share price from announcement of the ILFC transaction to closing is reflected in the purchase price allocation to the assets acquired and liabilities assumed.

The fair values of the assets acquired and liabilities assumed were determined using the market and income approaches and are based upon a preliminary valuation. Our estimates and assumptions are subject to change within the measurement period. The primary areas that are not yet finalized relate to the aircraft, maintenance related assets and liabilities, the forward order book, and income taxes.

The fair value of flight equipment was determined based on their actual physical condition at the acquisition date using an income approach based on the present value of the expected cash flows over the aircraft’s remaining useful life.

The forward order book fair value was determined by discounting the difference between the estimated fair value of the aircraft and their contractual purchase price at the respective future delivery dates. The order book fair value will be included in the cost basis of the aircraft when delivered.

The fair value of debt is estimated using quoted market prices where available. The fair value of certain debt without quoted market prices is estimated using discounted cash flow analysis based on current market prices for similar debt instruments.

The maintenance rights asset represents the difference between the actual physical condition of the aircraft at the acquisition date and the value based on the contractual return conditions in the lease contracts and is reflected as a maintenance rights asset on the balance sheet.

Second Quarter 2014 Financial Results

●
Second quarter 2014 reported net income was $138.3 million, compared with $75.7 million for the same period in 2013. Second quarter 2014 reported basic earnings per share were $0.84, compared with $0.67 for the same period in 2013. The increase in net income and earnings per share over second quarter 2013 were driven primarily by the ILFC transaction.

●
Second quarter 2014 adjusted net income was $212.4 million, compared with $67.1 million for the same period in 2013. Second quarter 2014 adjusted earnings per share were $1.29, compared with $0.59 for the same period in 2013.  The increase in adjusted net income and earnings per share over second quarter 2013 were driven primarily by the ILFC transaction.

●
Net interest margin earned on lease assets, or net spread, was $550.8 million in the second quarter of 2014 compared with $160.1 million for the same period in 2013. Net interest margin as a percentage of average lease assets was 10.1% for the second quarter 2014, compared with 8.5% for the same period in 2013. The increase was primarily attributable to the ILFC transaction.

●	Total assets were $43.9 billion as of June 30, 2014.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended June 30,			Six months ended June 30,
	2014	2013	% increase/ (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions except share and per share amounts)			(US dollars in millions except share and per share amounts)

Net income	$138.3	$75.7	83%	$193.0	$143.1	35%

Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	5.7	(10.7)	NA	10.0	(12.0)	NA
Share-based compensation, net of tax	13.3	2.1	533%	15.3	4.0	283%
Transaction related expenses, net of tax	88.4	-	NA	107.2	-	NA
Maintenance rights related expenses, net of tax	(33.3)	-	NA	(33.3)	-	NA
Adjusted net income	$212.4	$67.1	217%	$292.2	$135.1	116%

Adjusted earnings per share - basic	$1.29	$0.59	118%	$2.10	$1.19	76%

Second quarter 2014 adjusted net income increased 217% over the same period in 2013 and second quarter 2014 adjusted earnings per share increased 118% over the same period in 2013. The increases were driven primarily by the ILFC transaction.

After discussions with the staff of the Securities and Exchange Commission, we concluded that our reported net income and earnings per share should reflect expensing the maintenance rights asset during the remaining lease term. The adjustment for maintenance rights related expense is based on the difference between expensing this asset during the remaining lease term as compared to expensing this asset straight-line over the remaining economic life of the aircraft. We believe this measure may further assist investors in their understanding of our operational and financial performance. The difference in the two methods will have no economic impact as it is non-cash and equalizes over time.

Revenue and Net Spread

	Three months ended June 30,			Six months ended June 30,
	2014	2013	% increase/ (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Lease revenue:
Basic lease rents	$716.7	$219.5	227%	$951.4	$432.4	120%
Maintenance rents and other receipts	46.6	10.3	352%	60.9	24.2	152%
Lease revenue	763.3	229.8	232%	1,012.3	456.6	122%
Net gain on sale of assets	19.0	10.5	81%	28.8	21.5	34%
Other income	24.5	6.7	266%	30.5	14.8	106%
Total revenues and other income	$806.8	$247.0	227%	$1,071.6	$492.9	117%

Basic lease rents were $716.7 million for the second quarter of 2014, compared with $219.5 million in the same period in 2013. The increase was driven primarily by the ILFC transaction and new aircraft purchases. Our average lease assets were $22.0 billion, compared with $7.6 billion for the same period in 2013.

Lease revenue for the second quarter of 2014 was $763.3 million, compared with $229.8 million for the same period in 2013.

Net gain on sale of assets for the second quarter of 2014 was $19.0 million, compared with $10.5 million for the same period in 2013.

Other income for the second quarter of 2014 was $24.5 million, compared with $6.7 million for the same period in 2013. The increase was driven by the ILFC acquisition and relates primarily to income from our AeroTurbine subsidiary.

	Three months ended June 30,					Six months ended June 30,
	2014		2013		% increase/ (decrease)	2014		2013		% increase/ (decrease)
	(US dollars in millions)					(US dollars in millions)

Basic lease rents	$716.7		$219.5		227%	$951.4		$432.4		120%

Interest expenses	172.4		47.1		266%	235.4		105.7		123%

Adjusted for:
Mark-to-market of interest rate caps and swaps	(6.5)		12.3		NA	(11.4)		13.7		NA

Adjusted interest expenses	165.9	(a)	59.4	(a)	179%	224.0	(a)	119.4	(a)	88%

Net interest margin, or net spread	$550.8		$160.1		244%	$727.4		$313.0		132%

(a)
Adjusted interest expenses for the three months ended June 30, 2014 and 2013 includes $9.8 million and $8.3 million of amortization of debt issuance costs, respectively. Adjusted interest expenses for the six months ended June 30, 2014 and 2013 includes $16.4 million and $15.9 million of amortization of debt issuance costs, respectively.

As shown in the table above, adjusted interest expenses were $165.9 million in the second quarter of 2014, a 179% increase compared with the same period in 2013. Net spread was $550.8 million in the second quarter of 2014, a 244% increase compared with the same period in 2013.

Selling, General and Administrative Expenses

	Three months ended June 30,			Six months ended June 30,
	2014	2013	% increase/ (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Share-based compensation expenses	15.1	2.4	529%	17.5	4.5	289%
Other selling, general and administrative expenses	48.2	21.7	122%	68.9	39.8	73%
Total selling, general and administrative expenses	$63.3	$24.1	163%	$86.4	$44.3	95%

The increase in selling, general, and administrative expenses, period over period, reflects the ILFC acquisition.

Effective Tax Rate

AerCap’s blended effective tax rate during the first six months of 2014 was 18.0% and 21.0% for the second quarter of 2014. The blended effective tax rate for the year ended December 31, 2013 was 8.4%. The increase is driven primarily by the ILFC acquisition. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap’s different tax jurisdictions.

Financial Position

	June 30, 2014	December 31, 2013	% increase/ (decrease) over December 31, 2013
	(US dollars in millions except d/e ratio)

Total Cash (incl. restricted)	$2530.3	$568.3	345%
Flight equipment held for operating leases, net	31,627.6	8.085.9	291%
Total assets	43,938.3	9,451.1	365%
Debt	31,340.7	6,236.9	403%
Total liabilities	36,664.7	7,021.9	422%
Total equity	7,273.7	2,429.2	199%

Adjusted debt/equity ratio	3.7	2.6	42%

As of June 30, 2014, AerCap’s portfolio consisted of 1,678 aircraft that were owned (including aircraft owned by AerDragon, a non-consolidated joint venture), on order, under contract or managed. The average age of the owned fleet as of June 30, 2014 was 7.6 years and the average remaining contracted lease term was 5.5 years.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure.  We believe these measures may further assist investors in their understanding of our operational performance.

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges relating to gains and losses created by a mark-to-market on our interest rate caps and swaps, share based compensation, an adjustment for maintenance rights related expense, and transaction related expenses during the applicable period, net of related tax benefits, to GAAP net income. The average number of shares is based on a daily average.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of these interest rate caps and swaps in our income statement during each period.

The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft.

For those contracts which pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts which have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights  asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

In addition, adjusted net income excludes the following non-recurring charges:

●	Second quarter 2014 adjusted net income of $212.4 million excludes expenses relating to the ILFC transaction of $88.4 million, net of tax.
●	Adjusted net income of $292.2 million for the six months ended June 30, 2014 excludes expenses relating to the ILFC transaction of $107.2 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. A reconciliation of adjusted net income to net income for the three and six month periods ended June 30, 2014 and 2013 is presented in a table under the Net Income/Earnings Per Share section of this press release.

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Adjusted debt to equity ratio. This measure is the ratio obtained by dividing adjusted net debt by adjusted shareholders’ equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders’ equity means total shareholders’ equity, plus the 50% equity credit. Adjusted net debt and adjusted shareholders’ equity are adjusted by the 50% equity credit to reflect the equity nature of that financing arrangement, to provide information in line with definitions under certain of our debt covenants.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Tuesday, August 12, 2014, at 9:00 am Eastern Time / 3:00 pm Central European Time. The call can be accessed live by dialling (U.S./Canada) +1-212-444-0481 or (International) +31-20-721-9158 and referencing code 8730306 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

A webcast replay of the earnings conference call will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in either event, please register by emailing: aercap@instinctif.com

For further information, contact Peter Wortel: +31-20-655-9658 (pwortel@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(In thousands of U.S. Dollars)
	June 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	$1,731,435	$295,514
Restricted cash	798,909	272,787
Trade receivables	178,747	5,203
Flight equipment held for operating leases, net	31,627,619	8,085,947
Maintenance rights intangible and lease premium, net (*)	4,262,824	9,354
Flight equipment held for sale	26,400	–
Net investment in finance and sales-type leases	255,475	31,995
Prepayments on flight equipment	3,408,898	223,815
Other intangibles, net	456,210	–
Deferred income tax assets	256,130	121,663
Other assets	935,683	404,863
Total Assets	$43,938,330	$9,451,141

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,233,320	$164,222
Accrued maintenance liability	3,142,310	466,293
Lessee deposit liability	823,237	92,660
Debt	31,340,669	6,236,892
Deferred income tax liabilities	125,116	61,842
Total liabilities	36,664,652	7,021,909

Ordinary share capital €0.01 par value (250,000,000 ordinary shares authorized, 212,286,021 ordinary shares issued and outstanding at June 30, 2014 and 113,783,799 ordinary shares issued and outstanding at December 31, 2013)	2,559	1,199
Additional paid-in capital	5,507,591	934,024
Accumulated other comprehensive loss	(5,462)	(9,890)
Accumulated retained earnings	1,689,925	1,500,039
Total AerCap Holdings N.V. shareholders' equity	7,194,613	2,425,372
Non-controlling interest	79,065	3,860
Total Equity	7,273,678	2,429,232

Total Liabilities and Equity	$43,938,330	$9,451,141

(*) Includes $4,156 million maintenance rights intangible as of June 30, 2014, and the remaining amount relates to lease premium.

AerCap Holdings N.V.
Unaudited Consolidated Income Statements
(In thousands of U.S. Dollars, except share and per share data)
	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenues and other income
Lease revenue	$763,286	$229,768	$1,012,347	$456,609
Net gain on sale of assets	18,986	10,526	28,792	21,491
Other income	24,502	6,745	30,469	14,760
Total Revenues and other income	806,774	247,039	1,071,608	492,860

Expenses
Depreciation and amortization	276,346	83,419	366,131	161,539
Asset impairment	287		287	2,661
Interest expenses	172,369	47,119	235,374	105,688
Operating lease-in costs	–	–	–	550
Leasing expenses	22,551	10,330	35,334	25,246
Transaction related expenses	100,999	–	122,477	–
Selling, general and administrative expenses	63,256	24,073	86,387	44,263
Total Expenses	635,808	164,941	845,990	339,947

Income from continuing operations before income taxes and income of investments accounted for under the equity method	170,966	82,098	225,618	152,913

Provision for income taxes	(35,964)	(7,333)	(40,611)	(12,998)
Net income of investments accounted for under the equity method	2,465	1,694	6,163	4,108

Net income	137,467	76,459	191,170	144,023

Net (income) loss attributable to non-controlling interest	834	(770)	1,842	(884)

Net income attributable to AerCap Holdings N.V	$138,301	$75,689	$193,012	$143,139

Total basic earnings per share	$0.84	$0.67	$1.39	$1.26
Total diluted earnings per share	$0.83	$0.66	$1.36	$1.25

Weighted average shares outstanding - basic	164,371,369	113,399,744	139,148,164	113,381,740
Weighted average shares outstanding - diluted	166,632,714	114,602,663	141,445,745	114,532,305

AerCap Holdings N.V.
Unaudited Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)
	Six months ended June 30,
	2014	2013
Net income	$191,170	$144,023
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	366,131	161,539
Asset impairment	287	2,661
Amortization of debt issuance costs and debt discount	62,964	24,676
Amortization of lease premium intangibles	5,244	4,613
Accretion of fair value adjustment on debt	(74,718)	–
Net gain on sale of assets	(28,792)	(21,491)
Mark-to-market of non-hedged derivatives	11,439	(13,807)
Deferred taxes	35,944	6,223
Share-based compensation	17,502	4,520
Changes in assets and liabilities:
Trade receivables	33,745	(3,774)
Other assets	30,630	(11,093)
Accounts payable, accrued expenses and other liabilities	(38,189)	11,789
Net cash provided by operating activities	613,357	309,879

Purchase of flight equipment	(763,688)	(1,267,850)
Proceeds from sale or disposal of assets	452,421	485,252
Prepayments on flight equipment	(115,906)	(120,485)
Acquisition of ILFC, net of cash acquired	(195,311)	–
Capital contributions	–	(10,930)
Collections of finance and sales-type leases	11,978	657
Movement in restricted cash	201,002	26,949
Net cash used in investing activities	(409,504)	(886,407)

Issuance of debt	2,986,693	1,354,376
Repayment of debt	(1,722,606)	(1,145,429)
Debt issuance costs paid	(95,674)	(19,880)
Maintenance payments received	116,586	45,818
Maintenance payments returned	(47,060)	(26,144)
Security deposits received	24,227	11,389
Security deposits returned	(29,842)	(6,517)
Net cash provided by financing activities	1,232,324	213,613

Net increase (decrease) in cash and cash equivalents	1,436,177	(362,915)
Effect of exchange rate changes	(256)	(557)
Cash and cash equivalents at beginning of period	295,514	520,401
Cash and cash equivalents at end of period	$1,731,435	$156,929

Certain reclassifications have been made to Unaudited Consolidated Statement of Cash Flows for the six months ended June 30, 2013 to reflect the current year presentation.